March 26, 2012

JEFFREY VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mark P. Shuman, Legal Branch Chief Edwin Kim, Attorney-Advisor Ryan Rohn, Staff Accountant Stephen Krikorian, Accounting Branch Chief
Re:	Proofpoint, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 29, 2012 File No. 333-178479

Ladies and Gentlemen:

        On behalf of Proofpoint, Inc. (the "Company"), we are concurrently transmitting herewith Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-1 (Registration No. 333-178479) originally filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on December 14, 2011 (the "Registration Statement"). In this letter, we respond to the comments of the staff of the Commission (the "Staff") contained in your letter dated March 21, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff's comment is presented in bold italics. In addition, among other updates, the Company has updated the Amendment to add a description of its new solution, Proofpoint Enterprise Governance, and the graphics on the inside front cover and in the Business Section of the Amendment have also been updated accordingly. The Company has also updated the Amendment to include a list of some of the names of customers that use its solutions, because it believes that such information would be useful to the investment community. The Company contacted many of its customers to get their consent to disclose their names in the Registration Statement. Given that many firms consider their security architecture to be highly confidential, the Company was only able to secure permissions from a relatively small subset of its customer base and have included all such names in the Amendment. The Company believes that the list is a representative sample of its enterprise customers. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Amendment in paper format, marked to show changes from the Registration Statement filed on February 29, 2012.

United States Securities and Exchange Commission
March 26, 2012

Management's Discussion and Analysis, page 42

Overview, page 42

        1.     We note your disclosure on page 45 in response to prior comment 2 that you hope to achieve profitable operations but do not expect to be profitable in the near term. The steps that you plan to take with a view towards the achievement of profitability remain unclear, as your disclosure in this regard appears to be limited to vague references to increasing your revenues, managing your cost structure, and avoiding unanticipated liabilities. Please revise to describe the actions you currently plan to take to improve your operations and enhance the possibility that you may achieve profitable operations.

        In response to the Staff's comments, the Company has further revised its disclosure on pages 46-47.

        2.     Please incorporate your response to prior comment 3 in your next amended registration statement.

        In response to the Staff's comments, the Company has further revised its disclosure on page 44.

Results of Operations

Comparison of Years Ended December 31, 2010 and 2011, page 52

        3.     We have reviewed your revised disclosures in response to prior comment 4. We further note that your subscription revenue increased 28% for 2011 as compared to 2010 and 37% for 2010 as compared to 2009. Your current disclosures continue to not appear to address the underlying contributing factors that resulted in your subscription revenues increasing significantly period over period. Although you identify the hiring of additional personnel during the respective periods, your disclosures do not explain why this impacted revenue. Revise your disclosures to explain in greater detail the contributing factors that increased revenues period over period. Refer to Section III.D of SEC Release No. 33-6835. Similar concerns apply to your comparison of years ended December 31, 2009 and 2010 on page 54.

        In response to the Staff's comments, the Company has further revised its disclosure on pages 53 and 55. The Company advises the Staff that it believes the growth in its sales force over the periods was the primary reason for the change, as it then had more sales personnel in the field and therefore the overall sales force was able to pursue more sales opportunities.

        4.     We note your response to prior comment 5. Your response indicates that you are able to use your invoicing information to accurately report the revenue from your largest customers. Clarify why you cannot track revenue trends and how you ensure that you report accurately the information from your remaining "smaller" customers. Also, tell us why the company does not disclose the number of customers you have as of each reporting period as a way to discuss revenue trends.

United States Securities and Exchange Commission
March 26, 2012

        The Company advises the Staff that it employs a manual process to record and track the invoicing information from its largest customers and partners, thereby providing an effective means to monitor any possible revenue concentration that would need to be disclosed under our GAAP reporting obligations. Given that its revenue is highly diversified across approximately 2,400 customers, there are only a few customers and partners that need to be tracked in accordance with this concentration disclosure requirement, and as such this manual process is a reasonable approach for a company of the Company's size and scale. This manual process would not be scalable to apply across its entire customer base of over 2,400 customers, and this presents no problem for the operation of the business from a statutory perspective as the Company has no requirements to report data on any of these smaller customers.

        Regarding the disclosure of a specific customer count for each reporting period, given that a sizeable percentage of the Company's business is sold through its network of distributors, resellers, and strategic partners, the Company does not have consistently reliable data regarding this statistic for the business sold through some of these channels. As well, given that the subscription revenue derived from one customer to another varies widely depending upon both the number of users at each customer as well as the number of solutions that they license, the Company believes that the customer count can be a potentially misleading statistic in terms of understanding the trends in its underlying business.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

        5.     We note your response to prior comment 12. Your response indicates that for certain elements, you have specific evidence of fair value for presentation purposes. Please explain how fair value is determined and disclose this basis.

        In response to the Staff's comments, the Company has revised its disclosure on page F-9.

Note 14. Segment Reporting, page F-36

        6.     We have reviewed your response to prior comment 13. Tell us your consideration of FASB ASC 280-10-55-21 that states that supplemental geographic disclosures should be disclosed in accordance with paragraph 280-10-50-41. FASB ASC 280-10-50-41(a) requires disclosures of revenues from external customers attributed to the public entity's country of domicile. As such, it would appear that revenues attributable to the United States should be separately disclosed. In addition, please confirm that no other single country represents 10% or more of total revenue in any of the three years ended December 31, 2011.

        In response to the Staff's comments, the Company has revised its disclosure on pages 45, F-36 and F-37 to reflect the separate reporting of the revenues attributable to the United States. The Company also confirms that no other single country represents 10% or more of total revenue in any of the three years ended December 31, 2011.

* * * * * * *

United States Securities and Exchange Commission
March 26, 2012

        Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,
FENWICK & WEST LLP
/s/ JEFFREY VETTER Jeffrey Vetter

Enclosures

cc:
Gary Steele, Chief Executive Officer
Paul Auvil, Chief Financial Officer
Michael T. Yang, Esq., General Counsel
 Proofpoint, Inc.

Matthew P. Quilter, Esq.
Niki Fang, Esq.
 Fenwick & West LLP

Stephane Berthier
 PricewaterhouseCoopers LLP

Robert G. Day, Esq.
 Wilson Sonsini Goodrich & Rosati, P.C.